Mail Stop 4561

January 30, 2009

Mr. David Braun
Chief Financial Officer
Vertical Computer Systems, Inc.
101 West Renner Road, Suite 300
Richardson, TX 75082

> **Re:**	**Vertical Computer Systems, Inc.**
> **Form 10-KSB for the Fiscal Year ended December 31, 2007**
> **Filed April 22, 2008**
> **Form 10-Q for the Quarterly Period ended June 30, 2008**
> **Filed August 19, 2008**
> **Form 10-Q for the Quarterly Period ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 000-28685**

Dear Mr. Braun:

We have reviewed your response letter dated December 22, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2008.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

Total Revenues

1.   We note your response to our prior comment number 9 that software maintenance
        billings are the majority of your revenues in 2007. In light of this response, your
        disclosure on page 18, that, "revenues primarily consist of fees for software
        licenses, and consulting and maintenance" appears to be vague. In future filings,
        expand and clarify your discussion of results of operations to clearly disclose that
        the majority of your revenues are from maintenance contracts.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

2.   We have reviewed your response to our prior comment number 5 and it remains
        unclear to us why you do not present a line item for costs applicable to revenues.
        For example, we note your disclosure on page 18, that you classify the
        amortization of the NOW Solutions source code as selling, general and
        administrative expenses. Tell us the authoritative accounting guidance that you
        cited to determine these amortization expenses should be classified as selling,
        general and administrative expenses. Your response states there are few if any
        direct costs associated with your revenue. Tell us how you determined the cost of
        personnel to perform your maintenance services and consulting services are not
        direct costs of revenue.

3.   We have reviewed your response to our prior comment number 6. Your response
        is not clear. Please expand upon your response to explain the nature of these
        transactions including why you recognized a gain upon settling liabilities. We
        also note that you recorded the entire adjustment in one year, "due to the
        relatively minor impact of the settlement in any particular year." Please provide
        us with your analysis pursuant to SAB 99 that you used to determine that these
        amounts do not materially misstate your financial statements for the year ended
        December 31, 2007 in light of the fact that the gain on settlement of debt is 24%
        of your net loss. In addition, provide to us your calculations that you used to
        determine your gain, broken out by each year of settlement.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition

4.   We have reviewed your response to the first bullet point in our prior comment
        number 7. Your response is unclear to us. Your response states that your revenue
        streams were separated following the guidance of SOP 97-2 and EITF 00-21.

However, your proposed revenue recognition policy states revenues are recognized in accordance with SAB 104. We repeat our prior comment to clarify the standard applied to recognize revenues from software elements and for revenues from non-software elements. See SOP 97-2, EITF 03-5 and EITF 00-21.

5.   Your response to our prior comment number 7 does not appear to address the second bullet point. Therefore we repeat our prior comment. You disclose that maintenance revenue is bundled with original software product license revenues. Indicate whether you can establish VSOE for all elements or for only undelivered elements. Please describe for us, your methodology for establishing VSOE. As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE. See paragraphs 9 and 10 of SOP 97-2.

6.   Your response to our prior comment number 7 does not appear to address the third bullet point. Therefore we repeat our prior comment. We note NOW Solutions generates license fees from the license of emPath. Tell us the nature and structure of your maintenance fees bundled with this license.

7.   We have reviewed your proposed revenue recognition policy to be disclosed in future filings. We repeat our prior comment to disclose how you determined the fair value of the undelivered element, i.e., maintenance revenue. This disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE). Expand your policy to discuss the accounting literature that you apply for each of your revenue streams (e.g., consulting and SaaS/Hosting.)

8.   We have reviewed your response to our prior comment number 8 and it is unclear how you have responded to our comment. Therefore, we repeat our prior comment. Tell us the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services. Tell us if your consulting services are bundled with software license arrangements. Describe the nature of these services, and explain to us how you concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2. That is, please explain to us if these services are essential to the functionality of the software.

9.   We have reviewed your response to our prior comment number 10. The explanations provided in your response do not appear to prohibit your ability to breakout your licensing and maintenance revenues. Therefore, we repeat our prior comment to disclose revenues for each product and service pursuant to paragraph 37 of SFAS 131.

Note 3. Restatement, page F-12

10.   We have read your response to our prior comment number 11 and it remains
        unclear to us why you did not file an Item 4.02 Form 8-K to alert your readers that
        prior financial statements should no longer be relied upon. Your conclusion that a
        positive adjustment as opposed to a negative adjustment would determine whether
        an Item 4.02 Form 8-K is unclear. Further, your statement, "that financials may
        no longer be relied upon has significant negative repercussions" is also unclear
        and appears to contradict your statement regarding the positive adjustment. In
        light of the fact that your balance sheet was restated to reduce your total liabilities
        by 19% at December 31, 2006, tell us how you determined that reliance should
        continue to be placed on your previously issued financial statements. In your
        response, we repeat our prior comment to provide us with your SAB 99
        materiality assessment that the prior financial statements may continue to be
        relied upon.

11.   In light of your restatement to your financial statements for the year ended
        December 31, 2006, tell us how the restatement impacted your Chief Executive
        Officer and Chief Financial Officer's conclusions regarding the effectiveness of
        their disclosure controls and procedures for the year ended December 31, 2006.
        Refer to Item 307 of Regulation S-K.

Note 10. Stockholders' Equity, page F-20

12.   We have reviewed your response to our prior comment number 12 and note that
        you intend to put the rights in the descriptions of the preferred stock on the face of
        your balance sheet. To the extent that you cannot address all of the details of your
        preferred stock into the balance sheet descriptions, provide these details in
        footnote disclosures. For example, your footnote should discuss the conversion
        rates, redemption rights, voting rights, and dividend rights of your preferred stock.

Form 10-Q for the Quarterly Period ended June 30, 2008

Notes to Consolidated Financial Statements

Note 8. Gain on Settlement of Trade Payables

13.   We have reviewed your response to our prior comment number 15. Provide a
        reasoned opinion of counsel stating that a court of proper jurisdiction would find
        that you can successfully avoid payment to the third party to whom the company
        was obligated due to the statute of limitations, citing supporting case law. Please
        expand your disclosures to clearly disclose that you have been judicially relieved
        from these trade payables.

Form 10-Q for the Quarterly Period ended September 30, 2008

Notes to Consolidated Financial Statements

Note 5. Legal Proceedings

14.   We note that you recorded your settlement amount in licensing and maintenance revenues. Tell us the authoritative accounting guidance that you cited to record this settlement amount as revenue. In your response, tell us the amount of the settlement and if you had a prior relationship with Microsoft Corporation.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief